Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX

MONTHS ENDED JUNE 30, 2022

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on May 2, 2022 (the “2021 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2021 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2021 Form 20-F.

Overview

We are a provider of integrated cloud-based platform, resource sharing functionality, and big data solutions to the Chinese new media, residential community management, and elevator IoT industries. Our Internet ecosystem enables all participants of the new media community to efficiently promote brands, disseminate information, and share resources. In addition, we provide a broad portfolio of software, hardware and fully integrated solutions, including information technology infrastructure and Internet-enabled display technologies to customers in government, media, residential community, transportation, and other private sectors. We also engage in cryptocurrency mining and blockchain related business operations as a part of business transformation.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. In 2020, we had a portion of revenue generated from the sale of cloud severs as part of our CBT business. The revenues generated from SaaS and other software products and services remained small.

As part of our new strategic business transformation, we established a blockchain technology business segment in 2021, which is dedicated to the research and application of blockchain technology and digital assets. We launched cryptocurrency mining operations, a blockchain related new business, as the first initiative of this new business segment in the first quarter of 2021. With multiple cloud data centers deployed outside of China mainland, the Company continues to improve computing power and create value for the encrypted digital currency industry.

The outbreak of COVID-19 has negatively impacted our business. Starting from January 2020, to prevent the spread of COVID-19, the Chinese government has taken strict quarantine measures, such as lockdowns, transportation restrictions, public gathering prohibitions and temporary closures of non-essential businesses, which have put economic activities in affected areas in a suspension mode. Starting from 2021, our business has experienced certain degree of recovery, and we generated additional revenue from block chain related business and advertising revenue from the Internet of Vehicle advertising network and as a result of acquisition of Taoping New Media Co., Ltd. (“TNM”). Revenue in the first half of 2022 was $10.5 million, compared to $6.4 million for the same period of 2021, an increase of $4.1 million, or 64.0%. The Company incurred a net loss of approximately $2.0 million for the six months ended June 30, 2022, compared to a net loss of approximately $14.1 million for the same period of last year.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, assessment of credit losses, fair value of stock options and warrants, valuation allowance of deferred tax assets, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

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Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2022 and 2021, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$10,536,656	100.00%	$6,425,577	100.00%
Costs of revenue	6,836,895	64.89%	4,287,336	66.72%
Gross profit	3,699,761	35.11%	2,138,241	33.28%
Administrative expenses	(4,838,472)	(45.92)%	(13,606,688)	(211.76)%
Research and development expenses	(2,050,609)	(19.46)%	(2,260,274)	(35.18)%
Selling expenses	(343,211)	(3.26)%	(193,484)	(3.01)%
Loss from operations	(3,532,531)	(33.53)%	(13,922,205)	(216.67)%
Subsidy income	89,596	0.85%	136,393	2.12%
Loss from equity method investment	(307,403)	(2.92)%	(578,619)	(9.00)%
Other income (loss), net	2,041,658	19.38%	378,831	5.90%
Interest expense and debt discounts, net of interest income	(287,592)	(2.73)%	(478,439)	(7.45)%
Loss before income taxes	(1,996,272)	(18.95)%	(14,464,039)	(225.10)%
Income tax (expense) benefit	(4,283)	(0.04)%	(871)	(0.01)%
Net loss	(2,000,555)	(18.99)%	(14,464,910)	(225.11)%
Less: net loss attributable to non- controlling Interest	-	-%	366,570	5.70%
Net loss attributable to the Company	$(2,000,555)	(18.99)%	$(14,098,340)	(219.41)%

Revenue

Revenue was $10.5 million for the first six months of 2022, compared to $6.4 million for the same period of last year, an increase of $4.1 million, or 64.0%. The increase was primarily due to an increase of $2.4 million revenue from cryptocurrency mining, an increase of $0.6 million of advertising revenue, and an increase of $1.1 million of other revenue. The Company expects that revenue for the second half of 2022 would increase moderately as a result of the growth of cryptocurrency mining and advertising businesses, as well as product sales of its cloud-based screens and terminals.

Cost of Revenue and Gross Profit

Cost of revenue was $6.8 million for the six months ended June 30, 2022, compared to $4.3 million for the same period of 2021. As a percentage of revenue, our cost of revenue decreased to 64.9% for the first six months of 2022, from 66.7% for the first six months of 2021. As a result, gross profit as a percentage of revenue was 35.1% for the first six months ended June 30, 2022 compared with 33.3% for the same period of 2021. The increase in the overall gross profits was primarily contributed by the increase of advertising revenue and cryptocurrency mining revenue. The increase in the overall gross margin was primarily resulted from higher margin of advertising and cryptocurrency mining segments. The Company expects that the gross margin for the remaining of 2022 would be expected to be consistent with the first half of the year.

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Administrative, R&D and Selling expenses

Administrative expenses decreased by $8.8 million, or 64.4%, to $4.8 million for the first six months of 2022, from $13.6 million for the same period of 2021. Such decrease was mainly caused by a decrease of $7.1 million in allowance for credit losses and decrease in various share-based compensation expenses. As a percentage of revenue, administrative expenses decreased to 46% for the first six months of 2022, from 212% for the same period of 2021. The Company expects that the administrative expenses for the remaining of 2022 are expected to be consistent with the first half of the year.

Research and development (“R&D”) expenses decreased by $0.2 million, or 9.3%, to $2.1 million for the first six months of 2022, from $2.3 million for the first six months of 2021. Such decrease was primarily due to the decrease in depreciation expenses of purchased software. As a percentage of revenue, R&D expenses decreased to 19.5% for the first six months of 2022, from 35.2% for the same period of last year. R&D expenses for the remaining of 2022 are expected to be consistent with the first half of the year.

Selling expenses increased by approximately $0.15 million, or 77.4%, to $0.34 million for the first six months of 2022, from $0.19 million for the first six months of 2021. This increase was primarily due to the increased commission and payroll expenses of sales department which was in line with the increase in revenues. Selling expenses for the remaining of 2022 is expected to slightly increase in line with revenue increase.

Net loss attributable to Company

For the first six months of 2022, net loss attributable to the Company was $2.0 million, compared to a net loss attributable to the Company of $14.1 million for the same period of last year. The decrease of net loss was the result of the cumulative effect of the foregoing factors, especially the decrease in administrative expenses as discussed above.

Business Acquisition

On June 9, 2021, the Company, through its then consolidated affiliated entity, Biznest Internet Technology Co., Ltd. (“Biznest”), consummated an acquisition of 100% of the equity interests of TNM. After completion of the acquisition, TNM becomes a wholly owned subsidiary of Biznest.

On January 13, 2022, the Company entered into a share purchase agreement to acquire 95.56% equity interest in Zhenjiang Taoping IoT Technology Limited (“ZJIOT”), aiming to accelerate the Company’s smart charging pile and digital new media businesses in East China. Pursuant to the share purchase agreement, the Company has agreed to issue to the shareholders of ZJIOT a total of 201,552 restricted ordinary shares, calculated as $391,011 being divided by the average closing price of the Company’s ordinary shares over the 20 trading days prior to the execution of the share purchase agreement, which was $1.94 per share. Mr. Huan Li, the Chief Marketing Officer of the Company, was one of the shareholders of ZJIOT and agreed to transfer all of his 46% equity interest in ZJIOT to the Company. Upon the completion of the acquisition, the Company currently owns 100% equity interest in ZJIOT.

The Company’s consolidated statement of operations for the six months ended June 30, 2021 included revenue of $0.08 million and net loss of $1 million attributable to TNM since June 9, 2021, the acquisition date, to the end of June 30, 2021.

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $0.56 million and net loss of $0.02 million attributable to TNM.

The Company’s consolidated statement of operations for the six months ended June 30, 2022 included revenue of $0.1 million and net loss of $0.07 million attributable to ZJIOT since January 13, 2022, the acquisition date, to the end of June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $0.8 million.

As of June 30, 2022, the Company had short-term bank loans of approximately $7.3 million, which mature on various dates from July 9, 2022 to December 17, 2022. The short-term bank loans can be extended for another year by the banks upon request of the Company without additional charges to the Company upon maturity. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries. These borrowings bear interest rates ranging from 4.50% to 5.40% per annum. The weighted average interest rates on short term debt were approximately 4.86% and 5.84% for the six months ended June 30, 2022 and 2021, respectively. The interest expenses were approximately $0.3 million each, for the six months ended June 30, 2022 and 2021.

As of June 30, 2022, the secured and un-used bank credit line of the Company was approximately $2.2 million.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis and past credit loss history, current financial conditions of our customers, and reasonable and supportable forecasts for future economic condition taking into consideration of the COVID-19 pandemic. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(e) to our unaudited consolidated financial statements.

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The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of hardware or software, and completion of services. However, because of various factors of business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2022 and December 31, 2021, totaled approximately $24.7 million and $27.3 million, respectively, representing management’s best estimate. The following table describes the movement in the allowance for credit losses for the six-month period ended June 30, 2022.

Balance at December 31, 2021	$27,262,848
Decrease in allowance for credit losses	(359,724)
Decrease for balance recovered due to transfer of a company	(794,239)
Foreign exchange difference	(1,384,960)
Balance at June 30, 2022 (Unaudited)	$24,723,925

With the increasing scale of the Taoping national network, the Company expects to gradually increase its revenue stream of cloud-based screen and terminal sales and platform service in 2022. With its well established “Taoping” brand, technology platform and industry reputation along with strategic expansion into the blockchain business sector, the Company believes that it has the ability to raise needed capital to support the Company’s operations and business expansions.

If the Company’s execution of business strategies is not successful in addressing its current financial concerns, the Company plans to raise additional capital from issuing equity security or debt instrument, or secure additional loan facility to support required cash flows.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2022, the Company had cash and cash equivalents of $0.8 million, compared to cash and cash equivalents of $4.5 million of December 31, 2021. Working capital deficit was $2.7 million as of June 30, 2022, compared to working capital deficit of $17.4 million as of December 31, 2021.

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(5,134,364)	$(16,328,103)
Net cash provided by investing activities	$1,998,683	$85,959
Net cash (used in) provided by financing activities	$(139,082)	$15,826,661

Operating Activities

Net cash used in operating activities was approximately $5.1 million for the first six months of 2022, compared to net cash used in operating activities of approximately $16.3 million for the first six months of 2021. For the first six months of 2022, negative operating cash flow was mainly attributable to the increase in accounts receivable, increase in inventories, and decrease in accounts payable.

Investing Activities

Net cash provided by investing activities was approximately $2.0 million for the first six months of 2022, and net cash used in investing activities was approximately $0.086 million for the first six months of 2021. The change was primarily due to the increase of approximately $4.1 million proceeds from sales of cryptocurrencies, offset by the increase of approximately $2.1 million purchases of property and equipment during the first six months of 2022.

Financing Activities

Net cash used in financing activities was approximately $0.14 million for the first six months of 2022, mainly attributable to approximately $0.14 million in net repayment of short-term bank loans. Net cash provided by financing activities was approximately $15.8 million for the first six months of 2021, mainly attributable to receipts of the borrowings from related party of $3.1 million, net proceeds of $13.1 million from issuance of ordinary shares, offset by $0.3 million in net repayment of short-term bank loans.

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